BANK VOZROZHDENIYE

File № 82-4257

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

« 1 » april 2002г.
№ 1104/2032

02028358

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED APR 11 2002 WASH. D.C. 164 SECTION

SUPPL

Re: Exemption № 82-4257

Dear Sir or Madam,

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Moscow Joint Stock Commercial Bank Vozrozhdeniye forward to you the resolution on securities issue of the 16 emission.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Sincerely,

A.V. Dolgopolov
Deputy Chairman of the Board
of MJSCB «Vozrozhdeniye»

dw 4/15

Registered

6th March, 2002
by Central Bank of
Russian Federation

Deputy Director of Department of Licensing
and Financial Recovery of Credit Institutions

signature: M.I.Sukhov
Stamp print: the Central Bank of the Russian Federation

RESOLUTION ON SECURITIES ISSUE

Open Incorporated Company "Moscow Joint-Stock Commercial Bank "Vozrozhdeniye"

Legal address - Luchnikov per., 7/4-1, Moscow GSP-9, 101999, Russian Federation

Preferred registered documentary shares with fixed dividend

State Registration Number 10401439B *Seal*

Adopted by the Special Shareholders' General Meeting of
MJSCB «Vozrozhdeniye»

17.01.2002 **Minutes #3**

Deputy Chairman of the Board
of MJSCB "Vozrozhdeniye"
(Power of Attorney # 407 as of 26.12.2001)
Signature: A.V.Dolgopolov

Chief Accountant of MJSCB "Vozrozhdeniye"
Signature:A.A.Novikova

Stamp print: Moscow Joint-Stock
Commercial Bank «Vozrozhdeniye»
V-Bank

«5» February 2002

1. Category of issued securities – preferred shares with fixed dividend.
2. Form of securities – registered documentary shares.
3. Safekeeping of securities: giving out to their holders, no obligatory centralised safekeeping.
4. Owners title held by one security:
Preferred shares of the Bank within the same category provide their owners with equal rights.

Shareholders – owners of preferred registered documentary shares with fixed dividends have the following rights:
– voting rights at the General Meeting of Shareholders in making decisions on the Bank reorganisation and liquidation;
– voting rights at the General Meeting of Shareholders in making decisions on introduction of alterations and amendments to the Bank's Charter, restricting the rights of shareholders – holders of the preferred shares of the above category;
– voting rights in making decisions on any issues of the Shareholders General Meeting's competence beginning with the Meeting following the Annual Meeting at which the decision on the dividend payment is not made or the decision on partial payment of dividends on preferred shares of the above category is made. This right shall be terminated following the date of the first dividend payment in full;
– to receive fixed dividends in the amount of 20% p.a. of the share face value that must be paid first in relation to preferred shares of other categories and can be increased by resolution of General Meeting of Shareholders;
– to receive the share's liquidation value in the amount of 100% of its face value that must be paid first in relation to preferred shares of other categories.

If in case of consolidation of the preferred registered documentary shares with a fixed dividend acquiring by a shareholder of the whole number of shares is impossible, partial (fractional) shares shall be formed. Fractional shares shall be circulated equally with whole shares. A fractional share shall provide its shareholder (its owner) with the rights being granted by a preferred registered documentary share with a fixed dividend in the volume corresponding to its whole share.

Shareholders – holders of preferred registered documentary shares with fixed dividend have also other rights established by the effective legislation and the Bank's Charter.

5. Order of certification, surrender and exercise of rights held by issued securities:
The holders' rights to preferred registered documentary shares with fixed dividend shall be certified by certificates (if certificates are held by their owners) and by entries in custody accounts in the depository (if the certificates are transferred for safekeeping to the depository).

Title for preferred documentary registered shares with fixed dividend shall be transferred to their purchaser:
– in case of keeping record of the purchaser's title to securities in the register system – from the date following transferring to him the share certificate upon introduction of incoming entry in the current account of the purchaser;
– in case of keeping record of the purchaser's title to securities of a person carrying out depository activity (with safekeeping of the share certificate in depository) – from the date following introduction of incoming entry in the purchaser's custody account.
The title held by preferred registered documentary shares with fixed dividend shall transfer to their purchaser from the date following transfer of the title to this security. Transfer of the title held by preferred registered documentary shares with fixed dividend shall be accompanied by notification of a register holder or a depository, or a nominal holder of securities.

The title to preferred registered documentary shares with fixed dividend shall be exercised upon submitting these shares' certificates to the issuer by their holder or by his trustee. Herewith, in case of holding certificates of preferred registered documentary shares with fixed dividend by their owner, a holder's name stated in the certificate must coincide with a holder's name stated in the register.

In case of safekeeping the share certificates in depositories, the title held by preferred registered documentary shares with fixed dividend shall be exercised on the basis of certificates submitted by these depositories in accordance with depository agreements on behalf of their holders with respective attachment of the shortlist of these holders. In this case the Bank shall ensure exercising of the title to preferred registered documentary shares of a person stated in this shortlist.

Full name of registrar – Open Incorporated company "Specialised registrar "AVISTA".
Address – Gagarina 1, Chekhov, Moscow region 142300.
License number – 01092.
Date of issue – 08.08.1996.
Validity period – 03.01.2003.
Contact tel. – (095) 929-18-61.

6. Face value of securities under this issue: RUR 10.00
number of securities – 1,294,505

7. Total number of issued securities with the above State registration number – 0.

8. Placement procedure of issued securities:
a) opening date of placement – the Twelfth business day following the date of state registration of the share issue by Bank of Russia
closing date of placement – the Twelfth business day following the date of state registration of the share issue by Bank of Russia.
b) Method of placement – closed subscription.
Restrictions in relation to buyers:
Placement of shares of the 16th issue is conducted among holders of preferred registered documentary shares with a fixed dividend in accordance with the shortlist of shareholders made on the basis of the Bank's shareholders' register as of the date of consolidation – the twelfth business day following the date of the share issue state registration by Bank of Russia.

c) Placement value or method of its determination:
The above issue is carried out through consolidation of preferred registered documentary shares with a fixed dividend and a face value of 1 ruble each. In the process of consolidation, 10 preferred registered documentary shares with a fixed dividend and a face value of 1 ruble each will be converted into one preferred registered documentary share with a fixed dividend and a face value of 10 ruble. As a result of this issue the authorised capital shall not be enlarged.

d) Method and terms of payment:
Shares distribution is conducted among the Bank's shareholders in proportion to the number of shares in their possession. In the process of distribution, the shares placed before shall be substituted by the newly issued shares, and upon registration of the issue results the above old shares shall be cancelled.

9. The issuer undertakes to ensure the owner's rights subject to his compliance with the effective legislation of the Russian Federation with respect to the order of exercising these rights.

BANK
VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

« 1 » april 2002 г.
№ 1104/2031

The U.S. Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

On the 6th March, 2002 Bank of Russia registered the 16th share issue of Open Incorporated Company Moscow Joint-Stock Commercial Bank «Vozrozhdeniye» in the amount of RUR 12,945,050. Under this issue 1,294,505 preferred registered documentary shares with a fixed dividend and a face value of 10 ruble (placement value is 10 ruble per share) are going to be placed. The share issue will be conducted through consolidation of the preferred registered documentary shares with a fixed dividend (state registration number 10201439B) that were placed before. As a result of this consolidation, ten preferred registered documentary shares with a fixed dividend and a face value of 1 ruble will be converted into one preferred registered documentary share with a fixed dividend and a face value of 10 ruble. Upon completion of the 16th share issue the Bank's authorized capital will total RUR 145,431,990.

A.V.Dolgopolov

Deputy Chairman of the Board
of MJSCB «Vozrozhdeniye»